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                          EMPLOYMENT AGREEMENT

This is an EMPLOYMENT AGREEMENT (the "Agreement"), effective as of December 1, 1994, between Sydney L. Katz, ("Executive") and GROSSMAN'S INC. (the "Company"), a Delaware corporation.

     Whereas the Company wishes to have the benefit of the continued employment of Executive as the principal executive officer of the Company and to assign to Executive new titles and responsibilities, and Executive wishes to accept such continued employment and new titles and responsibilities, the parties agree as follows:

1. Term of Employment. Except as provided in paragraph 7, the Company shall employ Executive for the period (the "Employment Period") commencing on December 1, 1994 (the "Commencement Date") and ending on the third anniversary of the Commencement Date; provided, however, that the Employment Period shall be automatically extended so that at no time shall the term of this Agreement be less than three years. Notwithstanding the foregoing, unless the Executive and the Company shall otherwise agree, this Agreement shall terminate as of the last day of the month in which Executive attains age 65.

     2. Positions. During the Employment Period, the Company will employ Executive as President and Chief Executive Officer of the Company. During the Employment Period, the Company will propose Executive for reelection to the Board of Directors of the Company (the "Board") at each appropriate annual meeting of stockholders.

     3. Responsibilities and Duties. During the Employment Period, Executive will have responsibilities and perform such executive management duties appropriate to his position as the Chief Executive Officer of a publicly-traded company. During the Employment Period, Executive will devote his full time and efforts to his employment with the Company. However, Executive may serve on boards of directors of other businesses and attend to personal investments and community and charitable service, provided in each case that such activities are not competitive with the business of the Company and do not interfere with the performance of his duties to the Company.

     4.   Compensation.

          (a) Base Salary. During the Employment Period, the Company will pay to Executive, in equal semi-monthly installments, base salary at the rate of $400,000 per annum. This amount will be increased by any cost-of-living increases or other salary increases that the Board, in its sole discretion, may from time to time approve. The annual base salary, as so increased, is hereinafter referred to as "Base Salary." The Base Salary may not be reduced by the Company without Executive's consent.

          (b) Signing Bonus. Subject to approval by shareholders of the 1995 Restricted Stock Plan at the 1995 Annual Meeting of shareholders, the Company will pay to Executive a bonus of $50,000, payable in 22,222 shares of the Company's Common Stock (the "Bonus Shares"). If the 1995 Restricted Stock Plan is not approved by shareholders, the Company will pay to Executive a bonus of $50,000 in cash on or before April 30, 1995.



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          (c)   Annual Bonuses.  Commencing in 1995, Executive will
participate in the Company's Executive Bonus Program (and in any successor bonus or incentive program), with Executive's target bonus to be not less than 50% of base salary. Executive's bonus will be determined based upon the attainment of objectives to be established in writing by the Compensation Committee of the Board of Directors of the Company prior to the end of the first quarter of each calendar year during the Employment Period. It is understood that these objectives will not be limited solely to increases in the Company's reported earnings per share.

          (d) Stock Awards. Effective December 14, 1994, the Company has granted to Executive under its 1986 Option Plan an option to purchase 197,500 shares of its Common Stock (which will increase the number of shares under option to Executive immediately after the Effective Date to 500,000) at an exercise price equal to $2.25 per share, the fair market value on the date of grant. The option will vest in three annual installments, with the first installment equal to 33% being vested on December 14, 1995, the second installment equal to 34% being vest on December 14, 1996, and the final installment equal to 34% being vested on December 14, 1997. The option will be governed by the terms of the Plan and the document by which it is granted which will reflect all relevant provisions of this Agreement. Executive will be eligible to receive additional stock options and other equity awards under the 1986 Stock Option Plan, any successor plan and any other equity compensation arrangements of the Company for which senior executives are eligible, all in accordance with the terms of such plan or arrangements and all as decided by the Board in its sole discretion.

     5.   Benefits, Perquisites and Expenses.

          (a) In General. During the Employment Period, Executive will be entitled to participate in all employee benefit plans, policies and programs that are available generally to the Company's full-time employees and senior executives, including pension, savings and profit-sharing plans, group life, disability, accident or casualty, hospitalization and medical insurance plans. Executive will be provided with perquisites, including vacation time, in accordance with the Company's plans, policies and programs generally applicable to senior officers, and the Company will provide Executive with an automobile for business and personal use consistent with its general policies for executives. The Company will reimburse Executive for expenses properly incurred by him in the performance of his Company duties (including travel expenses for his wife at his discretion) in accordance with policies established from time to time by the Company. Executive will provide the Company with substantiation of the expenses in such manner as is reasonably requested by the Company.

          (b) SERP. Within 120 days following the Commencement Date, the Company will put into place, and thereafter maintain, a supplemental employee retirement plan (the "SERP") for the benefit of Executive. The purpose of the SERP will be to ensure that Executive's total retirement benefits from the Company's defined benefit pension plan (the "Pension Plan"), ERISA Excess Plan, and the SERP will at least equal the total retirement benefits he would have received from the Pension Plan and the ERISA Excess Plan had the Pension Plan not been amended in 1990 to base benefits on career average pay rather than final pay.


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     6.   Indemnification.  Executive will be entitled to
indemnification by the Company and limitation of liability for acts and omissions in his capacity as employee, officer and/or director of the Company or any subsidiary to the fullest extent provided by the Restated Certificate of Incorporation and By-Laws of the Company as in effect on the Commencement Date or to any greater extent provided by any amendment to those documents.

     7.   Termination.

          (a) In General. On termination of Executive's employment with the Company as a result of any event described below in paragraphs
(b) - (f), the Employment Period will end. Executive, or his estate in the case of his death, will then be entitled to receive (i) any cash compensation referred to in Section 4 above that has been earned but not paid and any benefits payable after termination of employment in accordance with the terms of the plans, policies and programs, including the SERP referred to in Section 5 above, and (ii) any other payment or benefit that is specified in paragraphs (c) - (g) below to be paid as a result of the event. Executive will not be entitled to any other payments or benefits under this Agreement. This Agreement will survive to the extent necessary to carry out the intent of the parties, but will terminate when all rights of the parties under it have been satisfied.

          (b) Attainment of Age 65. Executive will retire no later than the end of the month in which he reaches age 65, or such later date as the Executive and the Company shall otherwise agree.

          (c) Death. If Executive's employment terminates because of his death, his estate will be entitled to receive a pro-rata portion of the maximum bonus he could have earned for the year of his death under any arrangement in effect for such year, regardless of whether or not the conditions to the payment of such bonus have then been attained. For this purpose and for other purposes of this Section 7, a "pro-rata portion" will be determined by dividing the number of months elapsed in the calendar year of the termination (including any partial month in which the termination occurred as a full month) by 12.

          (d) Disability. The Board, in its discretion, may terminate Executive's employment with the Company for "Disability" upon 30 days' written notice if the Board reasonably determines that Executive has been unable because of illness or physical or mental incapacity to perform his duties under this Agreement for a period of more than four consecutive months or for an aggregate of more than six months in any period of 12 months. In the event of termination for Disability, Executive will be entitled to receive a pro-rata portion of the maximum bonus he could have earned for the year of his termination under any arrangement in effect for such year, regardless of whether or not the conditions to the payment of such bonus have then been attained.

          (e) Cause. The Company may terminate Executive's employment for Cause. For this purpose, "Cause" means a good faith finding by the Board of a material willful breach of this Agreement by Executive or of willful malfeasance or gross negligence in the performance by Executive of his duties, resulting in material harm to the Company. The Company may terminate Executive for Cause only after (i) giving him written notice of intention to terminate and of his right to a hearing, (ii) conducting a hearing at which he may be represented by counsel on a date specified in the notice but not less than 10 days after the date of the notice, and
(iii) giving him 10 days' written notice of the results of the hearing.



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          (f)   Termination by Executive Following a Change Of Control.
Executive may terminate his employment at any time within one year following a "Change of Control", as defined in Section 8 below, on 45 days' written notice to the Company.

          (g)   Effect of Termination.  If the Company terminates
Executive's employment other than for Cause, or if Executive terminates his employment pursuant to paragraph (f) above, the following will apply:

          (i) At the time of the termination, the Company will make a lump-sum cash payment to Executive. Except as provided in the next sentence, the payment will be equal to either (A) 300% of his Base Salary in effect immediately before the termination if the Company terminates Executive's employment other than for Cause prior to the occurrence of a Change of Control, or
          (B) 300% of the sum of his Base Salary in effect immediately before the termination plus the highest cash bonus earned by him during any of the last three full calendar years preceding the termination if the Company terminates Executive's employment other than for Cause following a Change of Control or if Executive terminates his employment pursuant to paragraph (f) above.

          (ii) At the time of the termination, the Company will pay to Executive in cash a pro-rata portion of the maximum bonus he could have earned for the year of termination under any arrangement in effect for such year, regardless of whether or not the conditions to the payment of such bonus have then been attained.

          (iii) For a period of three years following the date of termination, the Company will maintain in full force for the continued benefit of Executive and his family all life insurance, medical insurance, disability programs and similar arrangements by which Executive was covered at any time during the 60-day period prior to the termination, or, if Executive's continued participation is not possible, the Company will arrange to provide Executive with substantially similar benefits on comparable terms.

          (iv) If Executive terminates his employment pursuant to paragraph (f) above, or if Executive's employment is terminated other than for Cause following a Change of Control, all stock options held by Executive to purchase Company stock will become fully exercisable as of the date of termination and will remain exercisable until the earlier of (A) the third anniversary of the termination and (B) the date on which the options would expire by passage of time without regard to this provision. If Executive's employment is terminated prior to a Change of Control, or for Cause following a Change of Control, all stock options held by Executive to purchase Company stock which have not become vested as of the date of termination will be forfeited by Executive, and the exercise period for all vested stock options shall be as set forth in the Plan or other instruments containing the terms of such stock options.



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     8.   Change of Control.

          (a) Definition. For purposes of this Agreement, a "Change of Control" will be deemed to have occurred if (i) any corporation, person or entity (other than the Company, a majority-owned subsidiary of the Company or an employee benefit plan maintained by the Company or any of its subsidiaries), or any "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), becomes the beneficial owner of stock representing more than twenty-five percent of the voting power of the Company; (ii) the stockholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation other than a majority-owned subsidiary of the Company, to sell or otherwise dispose of all or substantially all of the Company's assets or to liquidate the Company, or (iii) within any 24 consecutive month period, persons who were members of the Board immediately prior to such 24-month period, together with any persons who were first elected as directors (other than as a result of any settlement of a proxy or consent solicitation contest or any action taken to avoid such a contest) during such 24-month period by or upon the recommendation of persons who were members of the Board immediately prior to such 24-month period and who constituted a majority of the Board at the time of such election, cease to constitute a majority of the Board.

          (b) Gross-up for Parachute Tax. In the event that the Company treats any portion of Executive's payments or benefits under this Agreement or under any other plan, arrangement or agreement with the Company, any person whose actions resulted in a change of control of the Company, or any person affiliated with the Company or such person as an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code (the "Code") or it is otherwise asserted (including on audit) that any portion of such payments or benefits is an excess parachute payment, the Company shall promptly make an additional lump-sum payment (the "gross-up payment") to Executive. The gross-up payment shall be sufficient, after giving effect to all federal, state and other taxes and charges (including interest and penalties, if any) with respect to the gross-up payment, to make Executive whole for all taxes (including withholding taxes) imposed under section 4999 of the Code with respect to the excess parachute payment (including the gross-up payment) and any associated interest and penalties. If Executive later receives a refund of any part of the taxes imposed under section 4999, interest, or penalties with respect to which the gross-up payment was made, he shall pay back to the Company so much of the gross-up payment as is required to avoid a windfall.

     9. Secrecy Agreement. All information obtained or possessed by Executive relative to the activities of the Company and its subsidiaries that is of a secret or confidential nature, including business plans, expansion plans, marketing data, financial data, customer's lists, technical know-how, patents, trademarks, developments, inventions, processes or administrative procedures, is the property of the Company and its subsidiaries or its licensors, and Executive will not, during the Employment Period or thereafter, use any such information for the benefit of others than the Company and its subsidiaries or disclose it to others; provided that nothing in this Agreement is intended to prevent Executive, after the termination of his employment, from availing himself of his general commercial, technical and inventive skill, knowledge and experience, including that pertaining to or derived from the nonsecret and nonconfidential aspects of the business of the Company and its subsidiaries.


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     10.  Non-Competition.  During the Employment Period and for a
period of one year after its termination Executive may not, without the consent of the Company, in any manner compete, nor may he own or acquire any equity interest in any corporation, partnership or other entity that competes, with the Company or any of its subsidiaries in any part of the United States in the retail sale of building materials or supplies or in any other business conducted by the Company presently or during the Employment Period; provided the Executive may own an equity interest in any publicly owned corporation that does not exceed 1% of that corporation's total equity.

     11. Notices. All notices and other communications shall be in writing mailed by first class registered mail, postage prepaid, if to Executive at the address set forth below under Executive's signature, or if to the Company, at Grossman's Inc., 200 Union Street, Braintree, Massachusetts 02184, attention of the Chairman of the Board, or at such other address as either party shall designate by written notice to the other. No notice shall be deemed to have been given until actually received by the party to whom it is addressed; provided that a certified or registered mail return receipt shall be conclusive evidence of such receipt.

     12. Amendments. This Agreement may not be changed, waived, discharged or terminated orally, but only by an instrument in writing, signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

     13. Parties in Interest. Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other, except that this Agreement will be binding upon and inure to the benefit of any successor or successors of the Company whether by merger, consolidation, sale of assets or otherwise and reference herein to the Company is intended to include any such successor or successors.

     14. Legal Fees. The Company agrees to pay the reasonable fees and expenses of Executive's counsel in connection with the negotiation and preparation of this Agreement.

     15. Miscellaneous. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts. This Agreement embodies the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, including the existing employment agreement between the Company and Executive, as of the Commencement Date. It is the intent of the Company that Executive not be required to incur any expenses associated with the enforcement of his rights under this Agreement by legal action or arbitration proceeding because the cost and expense thereof would substantially detract from the benefits intended to be extended to Executive hereunder. Accordingly, if Executive determines in good faith that the Company has failed to comply with any of its obligations under this Agreement, or if the Company or any other person takes any action to declare this Agreement void or unenforceable, or institutes any legal action or arbitration proceeding designed to deny Executive, or to recover from him, the benefits intended to be provided hereunder, Executive may, at the Company's expense, retain counsel of his choice to represent Executive in connection with any and all actions and proceedings, whether by or against the Company or any director, officer, stockholder or other person affiliated with the company. The Company shall pay or cause to be paid and shall be solely responsible for any and


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all attorney's and related fees and expenses incurred by Executive as a result of the Company's failure to perform under this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
                                GROSSMAN'S INC.

                                /s/ Robert Swanson
                                ---------------------------------------
                                Robert K. Swanson
                                Chairman of the Board


                                /s/ Sydney L. Katz
                                ---------------------------------------
                                Sydney L. Katz
                                126 Blueberry Lane
                                Westwood, MA  02090